                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 11-K

(Mark One)

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
      EXCHANGE ACT OF 1934 [FEE REQUIRED]

      For the fiscal year ended December 31, 1994

                             OR
/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

      For the transition period from __________  to  __________.



Commission file number 1-5725

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

      Nichols-Homeshield 401(k) Savings Plan--Davenport





B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

      Quanex Corporation
      1900 West Loop South, Suite 1500
      Houston, Texas 77027
      Phone: (713) 961-4600

                          INDEPENDENT AUDITORS' REPORT





The Benefits Committee
Quanex Corporation
Houston, Texas

Re:      Nichols-Homeshield
         401(k) Savings Plan - Davenport

We have audited the accompanying statement of net assets available for benefits of the Nichols-Homeshield 401(k) Savings Plan - Davenport (the "Plan") as of December 31, 1994, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.
An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994, and the changes in net assets available for benefits for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information by fund and supplemental schedules of (1) investments as of December 31, 1994 and (2) 5% reportable transactions for the year ended December 31, 1994 are presented for the purpose of additional analysis of the basic financial statements rather than to present information regarding the net assets available for benefits and changes in net assets available for benefits of the individual funds. This information and these schedules are not a required part of the basic financial statements. The schedules are supplementary information required by the Department of Labor's Rules and Regulation for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information and these schedules are the responsibility of the Plan's management. Such supplemental information and schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

We were engaged to audit the financial statements of the Plan as of December 31, 1993, and for the year then ended. These financial statements are the responsibility of the Plan's management.

As permitted by Section 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, the plan administrator instructed us not to perform, and we did not perform, any auditing procedures with respect to the information summarized in Note C, which was certified by Fidelity Management Trust Company, the trustee of the Plan, except for comparing the information with the related information included in the financial statements and supplemental schedules.
We have been informed by the plan administrator that the trustee holds the Plan's investment assets and executes investment transactions. The plan administrator has obtained certification from the trustee as of and for the year ended December 31, 1993, that the information provided to the plan administrator by the trustee is complete and accurate.

Because of the significance of the information that we did not audit, we are unable to express, and do not express, an opinion on the accompanying 1993 financial statements taken as a whole. The form and content of the information included in the financial statements, other than that derived from the information certified by the trustee, have been audited by us in accordance with generally accepted auditing standards and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.



/s/ Deloitte & Touche LLP

May 17, 1995

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                       STATEMENTS OF NET ASSETS AVAILABLE
                                  FOR BENEFITS



                                                                                   December 31,
                                                                        --------------------------------
                                                                            1994              1993
                                                                        -------------    ---------------

Assets:
Investments, at fair value -
     Mutual fund assets                                                 $ 5,583,521        $ 4,874,543
     Quanex Corporation common stock                                         59,346                  -
     Common/commingled trust                                                 11,024                  -
                                                                        -----------        -----------
                                                                          5,653,891          4,874,543

Participant loans                                                           360,335            320,470
                                                                        -----------        -----------
                 Total investments                                        6,014,226          5,195,013
                                                                        -----------        -----------
Receivables:
         Employer                                                            56,361             43,536
         Employee                                                            65,704             46,263
                                                                        -----------        -----------
                                                                            122,065             89,799
                                                                        -----------        -----------

Net assets available for benefits                                       $ 6,136,291        $ 5,284,812
                                                                        ===========        ===========





                       See notes to financial statements.

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE
                                  FOR BENEFITS



                                                                                   December 31,
                                                                        --------------------------------
                                                                            1994              1993
                                                                        -------------     --------------
Investment income:
         Interest and dividends                                         $   233,942         $  268,235
         Net appreciation (depreciation) in fair
            value of investments                                           (187,861)           173,467
                                                                        -----------         ----------

                          Total                                              46,081            441,702
                                                                        -----------         ----------

Contributions
         Employer                                                           547,881            432,970
            Less forfeitures                                                  3,144                172
                                                                        -----------         ----------
                                                                            544,737            432,798
         Employee                                                           594,047            479,252
                                                                        -----------         ----------
                          Total                                           1,138,784            912,050
                                                                        -----------         ----------

Interest on participant loans                                                25,430             15,914
                                                                        -----------         ----------
                          Total additions                                 1,210,295          1,369,666
                                                                        -----------         ----------
Benefit payments                                                            357,557            219,135
Administrative Fees                                                           1,259                  -
                                                                        -----------         ----------
                          Total deductions                                  358,816            219,135
                                                                        -----------         ----------

Increase in net assets available for benefits                               851,479          1,150,531

Net assets available for benefits:
         Beginning of year                                                5,284,812          4,134,281
                                                                        -----------         ----------
         End of year                                                    $ 6,136,291         $5,284,812
                                                                        ===========         ==========





                       See notes to financial statements.

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                         NOTES TO FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1994 AND 1993

A.       DESCRIPTION OF THE PLAN

         The following description of the Nichols-Homeshield 401(k) Savings Plan - Davenport (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

         (1) General. The Plan was established on October 1, 1987 and amended and restated in its entirety in January 1993. The Plan is a defined contribution plan, which covers substantially all union hourly employees of the Davenport, Iowa facility. The Plan permits eligible employees to elect a deferral of compensation under Section 401(k) of the Internal Revenue Code ("IRC"). Effective January 1, 1992, the name was changed from the Nichols-Homeshield, Inc. 401(k) Savings Plan for Davenport Hourly Employees to the Nichols-Homeshield 401(k) Savings Plan - Davenport Hourly Employees when the sponsorship was transferred to Quanex Corporation (the "Company"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").
                 The assets of the Plan are held in trust by Fidelity Management Trust Company (the "Trustee"). The Benefits Committee (the "Committee"), appointed by the Company's Board of Directors, serves as the Plan administrator.

         (2) Contributions. Participants may contribute to the Plan in amounts based upon a percentage of their compensation. Effective July 1992, participants may elect salary deferrals between 1% and 15% of compensation as defined by the Plan agreement. Participants may also contribute in half percentages. Company contributions are made based on a percentage of the employee's compensation for each individual with over one year of service.

         (3) Participant Accounts. Each participant's account is credited with the participant's contribution, the employer's contribution, and the participant's pro rata share of investment earnings. Investment earnings allocations are based upon individual participant account balances as of the end of the period in which the income was earned.

         (4) Investment Options. Effective April 1, 1992, the Company appointed the Trustee to manage all funds of the Plan. During 1994 and 1993, participants may direct allocations of their contributions to the following funds:

                 Government Money Market Fund - composed of short-term government obligations.

                 Short-Intermediate Government Fund - invested and reinvested in securities issued by U.S. government.

                 Balanced Fund - invested and reinvested in common and preferred stocks and bonds.

                 Growth and Income Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Magellan Fund - invested and reinvested in equity and debt securities of foreign and domestic companies.

                 Contrafund - invested and reinvested in equities of foreign and domestic companies.

                 Overseas Fund - invested and reinvested in foreign securities.

                 Common/Commingled Trust - invested and reinvested in investment contracts issued by insurance companies, banks and other financial institutions.

                 Puritan Fund - invested and reinvested in common and preferred stocks and bonds.

                 Quanex Corporation Common Stock - invested and reinvested exclusively in the common stock of Quanex Corporation.

                 During 1994, the Common/Commingled Trust and Quanex Corporation Common Stock were added as investment options. The Short-Intermediate Government Fund was replaced by the Puritan Fund effective July 1, 1994.

         (5) Vesting. Participants are immediately vested in their contributions and earnings thereon. Vesting in the employer contribution is based on years of credited service. A participant is 20% vested for each year of credited service and fully vested after five years. If a participant terminates employment prior to becoming fully vested, the nonvested portion of the employer contributions are immediately forfeited by the participant and utilized to reduce future employer contributions.

         (6) Payment of Benefits. The Plan is intended for long-term savings but provides for early withdrawals and loan arrangements under certain conditions. In accordance with the IRC, upon termination of service, a participant may elect to receive a lump-sum distribution equal to the total amount of vested benefits in his or her account.

         (7) Loans. Loans may be granted to a participant of the Plan at the Committee's discretion. Any loan authorized by the Committee shall be subject to a term not to exceed five years. The Committee may agree to a longer term (up to seven years) only if the proceeds of the loan are to be used for the purchase of a dwelling. The loans bear a reasonable rate of interest established by the Committee. Interest on the loan is allocated to the borrower's participant account.

B.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (1) Accounting Basis. The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

         (2) Administrative Expenses. Administrative expenses of the Plan are paid by the Company. Loan set up fees and carrying fees are paid by the participant.

         (3) Investment Valuation. The Plan recognizes net appreciation or depreciation in the fair value of its investments.
                 Investments are reflected at fair value in the financial statements. Fair value of mutual fund assets is determined using a quoted net asset value. Fair value for Quanex Corporation common stock, which is listed on the New York Stock Exchange, is determined using the last recorded sales price.

         (4)     Payment of Benefits.  Benefits are recorded when paid.

C.  INVESTMENTS AND INFORMATION FURNISHED BY THE TRUSTEE (UNAUDITED)

    The following is a summary of the unaudited information included in the Plan's 1993 financial statements and supplemental schedules prepared by the Trustee and furnished to the Company. The Company obtained certification from the Trustee that such 1993 information is complete and accurate.

                                                                1993
                                                           --------------
    At December 31,
        Investments, at fair value                           $4,874,543

    For the year ended December 31,
        Interest and dividends                               $  268,235
        Net appreciation (depreciation) in
            fair value of investments                           173,467

    In addition, investment-related information included in Notes F, G and H has been certified by the Trustee.

D.  PLAN TERMINATION

    Although it has not expressed any intention to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of plan termination, the assets held by the Trustee under the Plan will be valued and fully vested, and each participant will be entitled to distributions respecting his or her account.

E.  FEDERAL INCOME TAX STATUS

    Management of the Company, the plan administrator, and the Plan's legal counsel are of the opinion that the Plan is qualified under Sections 401(a) and 401(k) and exempt from federal income tax under Section 501(a) of the Internal Revenue Code. The Plan received a favorable letter of tax determination from the Internal Revenue Service dated June 18, 1993 as to the tax-exempt status of the plan.

F.  RELATED PARTY TRANSACTIONS

    During the year ended December 31, 1994, the Plan purchased 2,594 shares (cost $58,983) of Quanex Corporation common stock.

    During the years ended December 31, 1994 and 1993, the Plan purchased shares of Fidelity, the Trustee mutual fund assets, as shown below:

             1994                                         1993
             ----                                         ----
    Shares             Cost                      Shares             Cost
    -------            ----                      ------             ----
  1,454,728        $2,668,351                    553,189         $3,132,233

    During the years ended December 31, 1994 and 1993, the Plan sold 589,033 and 725,184 shares of Fidelity mutual fund assets valued at $1,824,022 and $2,301,769 (cost $1,771,152 and $2,261,148), respectively.

    During the year ended December 31, 1994 the Plan purchased 11,024 shares (cost $11,024) of Fidelity, the Trustee Common/Commingled Trust.

G. ALLOCATION OF NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
The following tables provide supplemental information regarding the net assets available for benefits by investment fund.

                                                                       December 31, 1994
                                           ---------------------------------------------------------------------------
                                                          GOVT.                                               GROWTH
                                                          MONEY       COMMON\                                  AND
                                                          MARKET     COMMINGLED    PURITAN      BALANCED      INCOME
                                             TOTAL         FUND        TRUST         FUND         FUND         FUND
                                           ----------   ----------      -------      -------     --------   ----------
Assets
   Investments, at fair value
         Mutual fund assets                $5,583,521   $2,445,663                   $16,831     $435,903   $1,191,953
         Quanex common stock                   59,346
         Common/commingled trust               11,024                   $11,024
   Participant loans                          360,335      155,866          703        1,081       27,781       75,958
                                           ----------   ----------      -------      -------     --------   ----------
            Total Investments               6,014,226    2,601,529       11,727       17,912      463,684    1,267,911
                                           ----------   ----------      -------      -------     --------   ----------

   Contributions receivable
        Employer                               56,361       21,860           84          363        3,585       12,526
        Employee                               65,704       17,694          167          474        9,390       14,833
                                           ----------   ----------      -------      -------     --------   ----------
                                              122,065       39,554          251          837       12,975       27,359
                                           ----------   ----------      -------      -------     --------   ----------

   Net assets available
         for benefits                      $6,136,291   $2,641,083      $11,978      $18,749     $476,659   $1,295,270
                                           ==========   ==========      =======      =======     ========   ==========

                                                       December 31, 1994
                                         ------------------------------------------------
                                                                                   QUANEX
                                          MAGELLAN     OVERSEAS      CONTRA-       COMMON
                                            FUND         FUND          FUND        STOCK
                                         ----------     --------     --------      -------
Assets
   Investments, at fair value
         Mutual fund assets                $931,561     $120,696     $440,914
         Quanex common stock                                                       $59,346
         Common/commingled trust
   Participant loans                         59,383        7,711       28,070        3,782
                                         ----------     --------     --------      -------
            Total Investments               990,944      128,407      468,984       63,128
                                         ----------     --------     --------      -------

   Contributions receivable
        Employer                              9,477        1,714        5,855          897
        Employee                             10,230        3,200        7,609        2,107
                                         ----------     --------     --------      -------
                                             19,707        4,914       13,464        3,004
                                         ----------     --------     --------      -------

   Net assets available
         for benefits                    $1,010,651     $133,321     $482,448      $66,132
                                         ==========     ========     ========      =======


                                                        December 31, 1993 (Unaudited)
                                           --------------------------------------------------------------------------
                                                                       SHORT-
                                                          GOVT.        INTER-       U. S.                     GROWTH
                                                          MONEY       MEDIATE        BOND                      AND
                                                          MARKET       GOVT.        INDEX       BALANCED      INCOME
                                             TOTAL         FUND         FUND         FUND         FUND         FUND
                                           ----------   ----------     --------     --------     --------   ----------
Assets:
   Investments at fair value
         Mutual fund assets                $4,874,543   $1,518,533     $762,334           $0     $388,812     $995,800
   Participant loans                          320,470      139,288       86,551            0       10,220       35,631
                                           ----------   ----------     --------     --------     --------   ----------
            Total Investments               5,195,013    1,657,821      848,885            0      399,032    1,031,431
                                           ----------   ----------     --------     --------     --------   ----------

   Contributions receivable                    43,536       10,917        4,962            0        5,888        9,519
   Employer                                    46,263        8,600        5,014            0        6,448       10,351
                                           ----------   ----------     --------     --------     --------   ----------
   Employee                                    89,799       19,517        9,976            0       12,336       19,870
                                           ----------   ----------     --------     --------     --------   ----------

   Net assets available
         for benefits                      $5,284,812   $1,677,338     $858,861           $0     $411,368   $1,051,301
                                           ==========   ==========     ========     ========     ========   ==========


                                                  December 31, 1993 (Unaudited)
                                                ----------------------------------
                                                MAGELLAN     OVERSEAS     CONTRA-
                                                  FUND         FUND         FUND
                                                --------     --------     --------
Assets:
   Investments at fair value
         Mutual fund assets                     $781,787     $109,838     $317,439
   Participant loans                              44,936            0        3,844
                                                --------     --------     --------
            Total Investments                    826,723      109,838      321,283
                                                --------     --------     --------

   Contributions receivable                        6,982          614        4,654
   Employer                                        9,150          829        5,871
                                                --------     --------     --------
   Employee                                       16,132        1,443       10,525
                                                --------     --------     --------


   Net assets available
         for benefits                           $842,855     $111,281     $331,808
                                                ========     ========     ========

H. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS
   The following tables provide supplemental information regarding the change in net assets available for benefits by investment fund.

                                                                   December 31, 1994
                                        --------------------------------------------------------------------------
                                                       GOVT.                                               GROWTH
                                                       MONEY        QUANEX      COMOMON\                    AND
                                                       MARKET       COMMON     COMMINGLED    BALANCED      INCOME
                                          TOTAL         FUND        STOCK        TRUST         FUND         FUND
                                        ----------   ----------      -------      -------     --------   ----------
Investment income:
     Interest and dividends               $233,942      $80,180          $45         $280      $12,881      $83,667
     Net appreciation (depreciation)
        in fair value of investments      (187,861)           0          363            0      (35,684)     (60,092)
                                        ----------   ----------      -------      -------     --------   ----------
     Total                                  46,081       80,180          408          280      (22,803)      23,575
                                        ----------   ----------      -------      -------     --------   ----------

     Contributions:
        Employer                           547,881      180,452        1,950          375       62,730      116,107
           Less forfeitures                 (3,144)        (204)           0            0         (199)        (137)
                                        ----------   ----------      -------      -------     --------   ----------
                                           544,737      180,248        1,950          375       62,531      115,970
                                        ----------   ----------      -------      -------     --------   ----------

        Employee                           594,047      151,552        5,190          775       64,857      135,098
                                        ----------   ----------      -------      -------     --------   ----------
                                         1,138,784      331,800        7,140        1,150      127,388      251,068
                                        ----------   ----------      -------      -------     --------   ----------

      Interest on participant loans         25,430       10,841            0            0        2,680        4,852
                                        ----------   ----------      -------      -------     --------   ----------
     Total Additions                     1,210,295      422,821        7,548        1,430      107,265      279,495
                                        ----------   ----------      -------      -------     --------   ----------

Benefit payments                           357,557      271,384          201           37       12,142       25,282
Administrative Fee                           1,259          194            0            0           49          376
                                        ----------   ----------      -------      -------     --------   ----------
                                           358,816      271,578          201           37       12,191       25,658

Fund transfers                                   0      812,502       58,785       10,585      (29,783)      (9,868)
                                        ----------   ----------      -------      -------     --------   ----------
        Increase in net assets             851,479      963,745       66,132       11,978       65,291      243,969
        available for benefits

Net assets available of benefits:

     Beginning of year                   5,284,812    1,677,338            0            0      411,368    1,051,301
                                        ----------   ----------      -------      -------     --------   ----------

     End of year                        $6,136,291   $2,641,083      $66,132      $11,978     $476,659   $1,295,270
                                        ==========   ==========      =======      =======     ========   ==========

                                                                 December 31, 1994
                                               ---------------------------------------------------------
                                                                                                  SHORT-
                                                                                                  INTER-
                                                                                                 MEDIATE
                                               PURITAN    MAGELLAN     OVERSEAS     CONTRA-       GOVT.
                                                 FUND       FUND         FUND         FUND         FUND
                                               -------   ----------     --------     --------     --------
   Investment income:
        Interest and dividends                    $897      $29,986       $2,042       $2,343      $21,621
        Net appreciation (depreciation)
           in fair value of investments           (920)     (45,690)      (2,115)      (7,279)     (36,444)
                                               -------   ----------     --------     --------     --------
        Total                                      (23)     (15,704)         (73)      (4,936)     (14,823)
                                               -------   ----------     --------     --------     --------

        Contributions:
           Employer                              1,249       93,480       10,355       57,904       23,279
              Less forfeitures                       0       (2,475)           0            0         (129)
                                               -------   ----------     --------     --------     --------
                                                 1,249       91,005       10,355       57,904       23,150

           Employee                              1,750      115,775       14,284       81,248       23,518
                                               -------   ----------     --------     --------     --------
                                                 2,999      206,780       24,639      139,152       46,668
                                               -------   ----------     --------     --------     --------

         Interest on participant loans               0        2,966        1,143        1,395        1,553
                                               -------   ----------     --------     --------     --------
        Total Additions                          2,976      194,042       25,709      135,611       33,398
                                               -------   ----------     --------     --------     --------

   Benefit payments                                 57       22,884          408       11,336       13,826
   Administrative Fee                                0          584            0           56            0
                                               -------   ----------     --------     --------     --------
                                                    57       23,468          408       11,392       13,826

   Fund transfers                               15,830       (2,778)      (3,261)      26,421     (878,433)
                                               -------   ----------     --------     --------     --------
           Increase in net assets               18,749      167,796       22,040      150,640     (858,861)
           available for benefits

   Net assets available of benefits:

        Beginning of year                            0      842,855      111,281      331,808      858,861
                                               -------   ----------     --------     --------     --------

        End of year                            $18,749   $1,010,651     $133,321     $482,448           $0
                                               =======   ==========     ========     ========     ========

H. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS (continued)

                                                                 December 31, 1993 (Unaudited)
                                           ---------------------------------------------------------------------------
                                                                        SHORT-
                                                          GOVT.         INTER-        U.S.                    GROWTH
                                                          MONEY        MEDIATE        BOND                      AND
                                                          MARKET         GOVT.        INDEX      BALANCED     INCOME
                                              TOTAL        FUND          FUND         FUND         FUND        FUND
                                           ----------   ----------     --------     --------     --------   ----------
   Investment income:
        Interest and dividends               $268,235      $47,405      $46,218       $4,354      $26,999      $50,501
        Net appreciation (depreciation)
           in fair value of investments       173,467            0       (5,845)      11,011       11,220       83,347
                                           ----------   ----------     --------     --------     --------   ----------
        Total                                 441,702       47,405       40,373       15,365       38,219      133,848
                                           ----------   ----------     --------     --------     --------   ----------

        Contributions:
           Employer                           432,970      116,853       51,771            0       60,417       93,099
              Less forfeitures                    172          172            0            0            0            0
                                           ----------   ----------     --------     --------     --------   ----------
                                              432,798      116,681       51,771            0       60,417       93,099

           Employee                           479,252      103,765       54,992            0       70,407      105,844
                                           ----------   ----------     --------     --------     --------   ----------
                                              912,050      220,446      106,763            0      130,824      198,943
                                           ----------   ----------     --------     --------     --------   ----------

         Interest on participant loans         15,914        5,868        1,866          190        2,127        3,130
                                           ----------   ----------     --------     --------     --------   ----------
        Total Additions                     1,369,666      273,719      149,002       15,555      171,170      335,921
                                           ----------   ----------     --------     --------     --------   ----------

   Benefit payments                           219,135       63,411       34,121            0      105,768        7,645

   Fund transfers                                   0     (369,360)     743,980     (975,645)     224,023      108,131
                                           ----------   ----------     --------     --------     --------   ----------
           Increase in net assets
           available for benefits           1,150,531     (159,052)     858,861     (960,090)     289,425      436,407


   Net assets available for benefits:

        Beginning of year                   4,134,281    1,836,390            0      960,090      121,943      614,894
                                           ----------   ----------     --------     --------     --------   ----------

        End of year                        $5,284,812   $1,677,338     $858,861           $0     $411,368   $1,051,301
                                           ==========   ==========     ========     ========     ========   ==========


H. ALLOCATION OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS TO INVESTMENT PROGRAMS (continued)

                                                 December 31, 1993 (Unaudited)
                                               ----------------------------------
                                               MAGELLAN     OVERSEAS     CONTRA-
                                                 FUND         FUND         FUND
                                               --------     --------     --------
   Investment income:
        Interest and dividends                  $67,336     $    974      $24,448
        Net appreciation (depreciation)
           in fair value of investments          56,080        3,121       14,533
                                               --------     --------     --------

        Total                                   123,416        4,095       38,981
                                               --------     --------     --------

        Contributions:
           Employer                              65,982        1,572       43,276
              Less forfeitures                        0            0            0
                                               --------     --------     --------
                                                 65,982        1,572       43,276

           Employee                              88,997        2,111       53,136
                                               --------     --------     --------
                                                154,979        3,683       96,412
                                               --------     --------     --------

         Interest on participant loans            1,122            0        1,611
                                               --------     --------     --------
        Total Additions                         279,517        7,778      137,004
                                               --------     --------     --------

   Benefit payments                               7,915            0          275

   Fund transfers                                92,762      103,503       72,606
                                               --------     --------     --------
           Increase in net assets
           available for benefits               364,364      111,281      209,335


   Net assets available for benefits:

        Beginning of year                       478,491            0      122,473
                                               --------     --------     --------

        End of year                            $842,855     $111,281     $331,808
                                               ========     ========     ========

           Item 27a - Schedule of Assets Held for Investment Purposes
                            EIN: 38-1872178; PN 016

                               QUANEX CORPORATION
               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

                      SUPPLEMENTAL SCHEDULE OF INVESTMENTS
                               DECEMBER 31, 1994

                                                            Shares/                           Current
                                                           Par Value           Cost            Value
                                                           ---------         --------         -------
Mutual fund assets - Fidelity Investments:
- ------------------------------------------
Contrafund*                                                     14,560      $   431,669      $   440,914
Government Money Market Fund*                                2,445,664        2,445,664        2,445,663
Puritan Fund*                                                    1,137           17,758           16,831
Growth and Income Fund*                                         56,517        1,199,583        1,191,953
Magellan*                                                       13,946          950,710          931,561
Overseas Fund*                                                   4,422          120,531          120,696
Balanced Fund*                                                  35,468          463,308          435,903
                                                                            -----------      -----------
     Total Mutual Fund Assets                                                 5,629,223        5,583,521
                                                                            -----------      -----------
Quanex Corporation Common Stock*                                 2,594           58,984           59,346
Common/Commingled Trust*                                        11,024           11,024           11,024
Participant loans (bearing interest rates
   from 7.85% to 11%)                                                                            360,335
                                                                            -----------      -----------
     Total investments                                                      $ 5,699,231      $ 6,014,226
                                                                            ===========      ===========

* Party-in-Interest

  Item 27d - Schedule of Reportable (5%) Transactions  EIN 38-1872178;  PN 016

               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994
                             Series of Transactions

                                                                                                         Current
                              Total Number of                    Total Number                           Value on        Net
                              Purchases During     Purchase     of Sales During    Selling   Cost of   Transaction     Gain
Description                      Plan Year           Price         Plan Year        Price     Asset       Date        (Loss)
- -----------                  -----------------     ---------    ---------------   --------   --------  ------------   ------
Quanex Corporation Common Stock       9            $58,983


Puritan Fund                          9             17,758


Magellan Fund                        49            352,059
                                                                      24          $156,560   $156,584    $156,560       $(24)

Contrafund                           36            180,918
                                                                      15            51,115     50,193      51,115        922

Growth & Income Fund                 46            376,199
                                                                      26           123,328    119,964     123,328      3,364

Overseas Fund                        25             59,220
                                                                       4            47,055     46,231      47,055        824

Balanced Fund                        42            186,683
                                                                      23           108,957   $103,907     108,957      5,050

Government Money Market Fund         46          1,410,928
                                                                      40           483,797    483,797     483,797          0

  Item 27d - Schedule of Reportable (5%) Transactions  EIN 38-1872178;  PN 016

               NICHOLS-HOMESHIELD 401(k) SAVINGS PLAN - DAVENPORT

              SUPPLEMENTAL SCHEDULE OF 5% REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1994

                             Series of Transactions
                                  (continued)


                                                                                                    Current
                        Total Number of                  Total Number                              Value on        Net
                        Purchases During    Purchase    of Sales During    Selling    Cost of     Transaction     Gain
Description                Plan Year          Price        Plan Year        Price      Asset         Date        (Loss)
- -----------            -----------------    ---------   ---------------    --------   --------    -----------    -------
Short Intermediate
Government Fund             21              $84,586
                                                             10            $853,210   $810,476     $853,210      $42,734

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


DATE           6/26/95                        /s/ Joseph K. Peery
      ----------------------------------          Joseph K. Peery

                              INDEX TO EXHIBITS

    EXHIBIT
    NUMBER
    23.1             Independent Auditor's Consent
